EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND FIRST QUARTER RESULTS CONFERENCE CALL

Winnipeg, May 25, 2004: North West Company Fund (the "Fund") will release its first quarter results on Thursday, June 3 2004. In conjunction with the release, The North West Company will host a conference call.

Event: North West Company Fund 2004 First Quarter Results Conference Call

When: Thursday, June 3, 2004 at 2:00 p.m. Central & 3:00 p.m. Eastern

How: To access the call, please dial 1-888-280-8771 or 416-695-9712 a few minutes in advance.

The conference call will be archived and can be accessed by dialing 1-888-509-0082 or 416-695-5275. This archive will be available until June 10, 2004. The conference call will also be archived at www.northwest.ca.

Participants: Ian Sutherland, Chairman
Edward Kennedy, President & CEO
Léo Charrière, Executive Vice-President, CFO & Secretary

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 181 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the North West Company Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca